                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         (MARK ONE):

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
                                         -----------------

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
               FOR THE TRANSITION PERIOD FROM ___________ TO ____________


                         COMMISSION FILE NUMBER 1-10269


                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)


                                 ALLERGAN, INC.
                     PUERTO RICO SAVINGS AND INVESTMENT PLAN
                            (Full title of the plan)


                                 ALLERGAN, INC.
                                2525 DUPONT DRIVE
                            IRVINE, CALIFORNIA 92612
                     (Name of issuer of the securities held
                   pursuant to the plan and the address of its
                          principal executive office.)

          4. ERISA Financial Statements and Schedules and Exhibits:

               (a) Financial Statements and Schedules:

                    Independent Auditors' Report of KPMG LLP on the Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1998 and 1997 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1998 - Allergan, Inc. Savings and Investment Plan.

                    Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1998 and 1997 - Allergan, Inc. Savings and Investment Plan.

                    Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1998 - Allergan, Inc. Savings and Investment Plan.

                    Notes to Financial Statements - Allergan, Inc. Savings and Investment Plan.

                    Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998 - Allergan, Inc. Savings and Investment Plan.

                    Line 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998 - Allergan, Inc. Savings and Investment Plan.

                    Independent Auditors' Report of KPMG LLP on the Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1998 and 1997 and the related Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1998 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                    Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1998 and 1997 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                    Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1998 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                    Notes to Financial Statements - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                    Line 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

                    Line 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998 - Allergan, Inc. Puerto Rico Savings and Investment Plan.

               (b)  Exhibits

                    Exhibit 23 - Consent of KPMG LLP


                                   SIGNATURES

          THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        ALLERGAN, INC. SAVINGS
                                        AND INVESTMENT PLAN

                                        ALLERGAN, INC. PUERTO RICO
                                        SAVINGS AND INVESTMENT PLAN


Date: June 29, 1999                     BY: /s/ FRANCIS R. TUNNEY, JR.
                                            ------------------------------------
                                            Francis R. Tunney, Jr.
                                            Allergan, Inc. Corporate Benefits
                                            Committee (formerly known as
                                            Management Plan Committee)

                                 ALLERGAN, INC.

                           SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                 ALLERGAN, INC.
                           SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedules


Financial Statements                                                                                        Page
--------------------                                                                                        ----
Independent Auditors' Report ............................................................................    1

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1998......................................................................................    2

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1997......................................................................................    4

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information -- Year ended December 31, 1998..................................................    6

Notes to Financial Statements............................................................................    8



Supplementary Schedules                                                                                   Schedule
-----------------------                                                                                   --------

Line 27a - Schedule of Assets Held for Investment Purposes --
  December 31, 1998......................................................................................    1

Line 27d - Schedule of Reportable Transactions --
  Year ended December 31, 1998...........................................................................    2

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

The Corporate Benefits Committee
Allergan, Inc.:

We have audited the financial statements of the Allergan, Inc. Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and for the year ended December 31, 1998, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                              KPMG LLP

Orange County, California
June 18, 1999

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1998

                                             Allergan,
                                               Inc.                      Interest        Growth         Global      Aggressive
                                              Common      Balanced        Income       and Income       Equity        Growth
                                            Stock Fund      Fund           Fund           Fund           Fund          Fund
                                            ----------   ----------     ----------     ----------     ----------    -----------
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $23,167,929                    $54,882,764           --             --             --             --             --

     American Balanced Fund,
       cost $26,695,256                             --   30,528,059             --             --             --             --

     Common/collective trusts,
       cost approximates market                     --           --     24,271,867             --             --             --

     Investment Company of
       America Fund, cost
       $31,905,163                                  --           --             --     42,570,069             --             --

     New Perspective Fund,
       cost $7,976,783                              --           --             --             --      9,360,890             --

     Twentieth Century Ultra Fund,
       cost $13,105,574                             --           --             --             --             --     14,761,084

     Participant loans                              --           --             --             --             --             --
                                           -----------  -----------    -----------    -----------    -----------    -----------
Total Investments                           54,882,764   30,528,059     24,271,867     42,570,069      9,360,890     14,761,084

Interest bearing cash and cash
  equivalents                                  311,537           --             --             --             --             --

Receivables:
     Accrued interest and dividends              1,152           --             --             --             --             --
     Sales pending settlement                   12,666           --             --             --             --             --
                                           -----------  -----------    -----------    -----------    -----------    -----------
Total Receivables                               13,818           --             --             --             --             --
                                           -----------  -----------    -----------    -----------    -----------    -----------
         Total Assets                      $55,208,119   30,528,059     24,271,867     42,570,069      9,360,890     14,761,084
                                           -----------  -----------    -----------    -----------    -----------    -----------




                                          Participant
                                            Loans         Other       Total
                                          -----------    -------    ----------
Investments, at fair value:                       --          --     54,882,764
     Common stock of Allergan, Inc.,
       cost $23,167,929

     American Balanced Fund,
       cost $26,695,256                           --                 30,528,059

     Common/collective trusts,
       cost approximates market                   --          --     24,271,867

     Investment Company of
       America Fund, cost
       $31,905,163                                --          --     42,570,069

     New Perspective Fund,
       cost $7,976,783                            --          --      9,360,890

     Twentieth Century Ultra Fund,
       cost $13,105,574                           --          --     14,761,084

     Participant loans                     3,503,769          --      3,503,769
                                          ----------      ------    -----------
Total Investments                          3,503,769                179,878,502

Interest bearing cash and cash
  equivalents                                     --      88,998        400,535

Receivables:
     Accrued interest and dividends               --         338          1,490
     Sales pending settlement                     --          --         12,666
                                          ----------      ------    -----------
Total Receivables                                 --         338         14,156
                                          ----------      ------    -----------
         Total Assets                      3,503,769      89,336    180,293,193
                                          ----------      ------    -----------


                 See accompanying notes to financial statements.

                                                                    (continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1998
                                   (continued)

                                          Allergan,
                                            Inc.                        Interest       Growth         Global       Aggressive
                                           Common         Balanced       Income      and Income       Equity         Growth
                                         Stock Fund         Fund          Fund          Fund           Fund           Fund
                                        ------------     ----------    ----------    ----------     ---------      ----------
Payables:

     Purchases pending settlement            (86,528)            --            --            --            --              --

     Short-term fund investment fees              --             --            --            --            --              --
                                        ------------     ----------    ----------    ----------     ---------      ----------
         Total Payables                      (86,528)            --            --            --            --              --
                                        ------------     ----------    ----------    ----------     ---------      ----------
Net assets available for Plan benefits  $ 55,121,591     30,528,059    24,271,867    42,570,069     9,360,890      14,761,084
                                        ============     ==========    ==========    ==========     =========      ==========

                                          Participant
                                             Loans          Other         Total
                                          -----------      ------      -----------
Payables:

     Purchases pending settlement                 --           --          (86,528)

     Short-term fund investment fees              --           (8)              (8)
                                           ---------       ------      -----------
         Total Payables                           --           (8)         (86,536)
                                           ---------       ------      -----------
Net assets available for Plan benefits     3,503,769       89,328      180,206,657
                                           =========       ======      ===========




                See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1997

                                             Allergan,
                                               Inc.                         Interest        Growth         Global       Aggressive
                                              Common        Balanced         Income       and Income       Equity         Growth
                                            Stock Fund        Fund            Fund           Fund           Fund           Fund
                                            ----------        ----            ----           ----           ----           ----
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $21,653,771                    $29,937,978             --              --           --           --              --

     American Balanced Fund,
       cost $24,769,327                             --     29,090,520              --           --           --              --

     Common/collective trusts,
       cost approximates market                     --             --      20,260,073           --           --              --

     Investment Company of
       America Fund, cost
       $27,160,605                                  --             --              --   35,746,371           --              --

     New Perspective Fund,
       cost $5,718,001                              --             --              --           --    6,079,769              --

     Twentieth Century Ultra Fund,
       cost $9,542,592                              --             --              --           --           --        9,114,988
     Participant loans                              --             --              --           --           --
                                           -----------     ----------      ----------   ----------   ----------        ----------
Total Investments                           29,937,978     29,090,520      20,260,073   35,746,371    6,079,769        9,114,988

Interest bearing cash and cash
  equivalents                                  302,971             --              --           --           --               --

Receivables:
     Accrued interest and dividends              1,518             --              --           --           --               --
     Sales pending settlement                       --             --              --           --        3,316               --
                                           -----------     ----------      ----------   ----------   ----------        ----------
Total Receivables                                1,518             --              --           --        3,316               --
                                           -----------     ----------      ----------   ----------   ----------        ----------
         Total Assets                      $30,242,467     29,090,520      20,260,073   35,746,371    6,083,085        9,114,988
                                           -----------     ----------      ----------   ----------   ----------        ----------


                                             Participant
                                                Loans          Other          Total
                                             -----------       -----          -----
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $21,653,771                            --             --       29,937,978

     American Balanced Fund,
       cost $24,769,327                            --             --       29,090,520

     Common/collective trusts,
       cost approximates market                    --             --       20,260,073

     Investment Company of
       America Fund, cost                          --             --       35,746,371

     New Perspective Fund,
       cost $5,718,001                             --             --        6,079,769

     Twentieth Century Ultra Fund,
       cost $9,542,592                             --             --        9,114,988

     Participant loans                      3,088,178             --        3,088,178
                                            ---------        -------      -----------
Total Investments                           3,088,178             --      133,317,877

Interest bearing cash and cash
  equivalents                                      --        164,589          467,560

Receivables:
     Accrued interest and dividends                --          1,446            2,964
     Sales pending settlement                      --             --            3,316
                                            ---------        -------      -----------
Total Receivables                                  --          1,446            6,280
                                            ---------        -------      -----------
         Total Assets                       3,088,178        166,035      133,791,717
                                            ---------        -------      -----------


                 See accompanying notes to financial statements.
                                                                    (continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1997
                                   (continued)


                                          Allergan,
                                            Inc.                      Interest        Growth         Global       Aggressive
                                           Common        Balanced      Income       and Income       Equity         Growth
                                         Stock Fund        Fund         Fund           Fund           Fund           Fund
                                         ----------        ----         ----           ----           ----           ----
Payables:

     Purchases pending settlement                 --             --            --            --            --        (3,316)

     Short-term fund investment fees             (32)            --            --            --            --            --
                                        ------------   ------------  ------------   -----------  ------------   -----------

         Total Payables                          (32)            --            --            --            --        (3,316)
                                        ------------   ------------  ------------   ------------  ------------   ----------

Net assets available for Plan benefits  $ 30,242,435     29,090,520    20,260,073    35,746,371     6,083,085     9,111,672
                                        ============   ============  ============   ===========  ============  ============



                                                Participant
                                                   Loans          Other          Total
                                                -----------      -------      -----------
Payables:

     Purchases pending settlement                       --            --           (3,316)

     Short-term fund investment fees                    --           (31)             (63)
                                                 ---------       -------      -----------
         Total Payables                                 --           (31)          (3,379)
                                                 ---------       -------      -----------
Net assets available for Plan benefits           3,088,178       166,004      133,788,338
                                                 =========       =======      ===========

                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1998



                                          Allergan,
                                             Inc.                   Interest     Growth        Global     Aggressive
                                            Common     Balanced      Income    and Income      Equity       Growth     Participant
                                          Stock Fund     Fund         Fund        Fund          Fund         Fund         Loans
                                          ----------     ----         ----        ----          ----         ----         -----
Additions to Plan assets attributed to:

Net appreciation
  in fair value of investments           $26,221,469    2,105,937    1,334,881    7,374,688    1,778,309    3,533,450           --

Interest                                      10,759           --           --           --           --           --      311,986

Dividends                                    701,919    1,023,578           --      642,872       96,270           --           --
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------

Total investment income                   26,934,147    3,129,515    1,334,881    8,017,560    1,874,579    3,533,450      311,986

Contributions:
     Employer - Company match              2,716,060        5,744       18,701        6,880        2,935        2,429           --

     Employees:
       Before tax                            903,029    1,351,959    1,009,714    2,648,508    1,159,647    1,887,821           --
       After tax                             420,071      463,653      466,613      842,392      303,048      588,714           --
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total contributions                        4,039,160    1,821,356    1,495,028    3,497,780    1,465,630    2,478,964           --
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total additions                          $30,973,307    4,950,871    2,829,909   11,515,340    3,340,209    6,012,414      311,986
                                         -----------  -----------  -----------  -----------  -----------  -----------  -----------


                                                   Other            Total
                                                   -----            -----
Additions to Plan assets attributed to:

Net appreciation
  in fair value of investments                         --       42,348,734

Interest                                           17,322          340,067

Dividends                                              --        2,464,639
                                              -----------      -----------

Total investment income                            17,322       45,153,440

Contributions:
     Employer - Company match                          --        2,752,749

     Employees:
       Before tax                                      --        8,960,678
       After tax                                       --        3,084,491
                                              -----------      -----------
Total contributions                                    --       14,797,918
                                              -----------      -----------
Total additions                                    17,322       59,951,358
                                              -----------      -----------






                 See accompanying notes to financial statements.
                                                                    (continued)

                                 ALLERGAN, INC.
                           Savings and Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1998
                                   (continued)


                                             Allergan,
                                               Inc.                         Interest        Growth         Global       Aggressive
                                              Common        Balanced         Income       and Income       Equity         Growth
                                            Stock Fund        Fund            Fund           Fund           Fund           Fund
                                            ----------        ----            ----           ----           ----           ----
Deductions from Plan assets attributed to:

Withdrawals and distributions                 (4,651,785)    (1,987,530)    (2,475,674)    (2,674,768)      (613,209)   (1,035,191)
Administrative expenses                             (243)            --        (43,880)            --             --            --
                                            ------------   ------------   ------------  ------------   ------------   ------------

Total deductions                              (4,652,028)    (1,987,530)    (2,519,554)    (2,674,768)      (613,209)   (1,035,191)
                                            ------------   ------------   ------------   ------------   ------------  ------------

Increase (decrease) in net assets
  available for Plan benefits                 26,321,279      2,963,341        310,355      8,840,572      2,727,000     4,977,223
Net assets available for Plan
  benefits, beginning of year                 30,242,435     29,090,520     20,260,073     35,746,371      6,083,085     9,111,672

Net interfund transfers                       (1,442,123)    (1,525,802)     3,701,439     (2,016,874)       550,805       672,189
                                            ------------   ------------   ------------   ------------   ------------  ------------

Net assets available for Plan
  benefits, end of year                     $ 55,121,591     30,528,059     24,271,867     42,570,069      9,360,890    14,761,084
                                            ============   ============   ============   ============   ============  ============



                                                          Participant
                                                             Loans          Other            Total
                                                             -----          -----            -----
Deductions from Plan assets attributed to:

Withdrawals and distributions                                     --            --     (13,438,157)
Administrative expenses                                           --       (50,759)        (94,882)
                                                           ---------      --------     -----------
Total deductions                                                  --       (50,759)    (13,533,039)
                                                           ---------      --------     -----------
Increase (decrease) in net assets
  available for Plan benefits                                311,986       (33,437)     46,418,319

Net assets available for Plan
  benefits, beginning of year                              3,088,178       166,004     133,788,338

Net interfund transfers                                      103,605       (43,239)             --
                                                        ------------   -----------    ------------
Net assets available for Plan
  benefits, end of year                                    3,503,769        89,328     180,206,657
                                                        ============   ===========    ============


                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


(1)      Description of the Plan

         The following description of the Allergan, Inc. Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                  General

                  The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Section 401(a) and (b) of the Internal Revenue Code of 1986.

                  Under terms of the Plan, eligible employees may voluntarily elect to contribute:

                  (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

                  (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $10,000 for the year ended December 31, 1998, under provision 401(k) of the Internal Revenue Code or,

                  (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

                  Contributions

                  The Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 1% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation.

                  Certain limitations imposed by the Internal Revenue Code may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

                  Participant contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund, the Growth and Income Fund, the Global Equity Fund or the Aggressive Growth Fund, or any combination of the six funds at the employee's discretion. Company contributions consist of Allergan, Inc. Common Stock which are invested in the Allergan, Inc. Common Stock Fund except, after participants reach age 55, they may elect to have Company contributions, both past and current, invested in any of the funds.

                  Investment Options

                  Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


                  A description of each investment fund follows:

                  Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

                  Balanced Fund - The Balanced Fund is invested primarily in U.S. stocks, bonds and U.S. government securities. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by American Funds under the name "American Balanced Fund."

                  Interest Income Fund - The Interest Income Fund is invested in a portfolio of short term money market funds. The Fund is managed by LaSalle National Trust under the name "LaSalle Income Plus Fund."

                  Growth and Income Fund - The Growth and Income Fund is invested in a portfolio of U.S. common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "Investment Company of America Fund."

                  Global Equity Fund - The Global Equity Fund is invested in a portfolio of U.S. and foreign company common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "New Perspective Fund."

                  Aggressive Growth Fund - The Aggressive Growth Fund is invested primarily in U.S. common stocks of small and intermediate companies. The Fund is managed by American Century under the name "Twentieth Century Ultra Fund."

                  The number of employees participating in these funds at December 31, 1998 and 1997 was as follows:

                                                                                             1998              1997
                                                                                             ----              ----
                                                                                          (Unaudited)      (Unaudited)
                  Allergan, Inc. Common Stock Fund                                          2,554             2,589
                  Balanced Fund                                                             1,727             1,756
                  Interest Income Fund                                                      1,286             1,358
                  Growth and Income Fund                                                    2,032             2,026
                  Global Equity Fund                                                        1,209             1,120
                  Aggressive Growth Fund                                                    1,478             1,315

                  Participant Accounts

                  Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


                  Participant Loans Receivable

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

                  Vesting and Forfeitures

                  Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. In 1998, forfeitures totaled $219,927.

                  Withdrawals

                  Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions in the Plan for a period of six months following the withdrawal.

                  Prior to age 59 1/2, employee "before-tax" contributions may be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after-tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

                  Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 62, permanent and total disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected and the participant's account value is $5,000 or more, participants may postpone their withdrawal until as late as attaining age 70 1/2.

                  Continuation of the Plan

                  The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.

(2)      Summary of Significant Accounting Policies

                  Basis of Presentation

                  The accompanying financial statements have been prepared on an accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of Plan Administrator estimates.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


                  The Plan allows the Trustee (Mellon Bank) to combine Plan assets with the assets of the Allergan, Inc. Puerto Rico Savings and Investment Plan. The accompanying financial statements and supplemental schedules represent an allocation of the amounts reported by the Trustee related to the Plan.

                  Investments

                  Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the American Balanced Fund, Investment Company of America Fund, Twentieth Century Ultra Fund, Interest Income Fund and New Perspective Fund are based upon the net asset value reported by the funds. Participant loans are valued at cost, which approximates fair value.

                  Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

                  The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                  Interest Bearing Cash and Cash Equivalents

                  Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

                  Administrative Expenses

                  Certain administrative expenses of the Plan are paid by the Company.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


(3)      Investments

         The following tables present the fair values of investments.


                                      1998
                                      ----

                                                     No. Shares,
                                                      Units or
                                                     Principal                           Fair
                                                      Amounts             Cost           Value
                                                     ----------           ----           -----
Common Stock:

      Allergan, Inc.*                                  847,610         $23,167,929       $54,882,764
                                                       =======         ===========       ===========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.16% to 6.42% in 1998*                  24,271,867         $24,271,867       $24,271,867
                                                    ==========         ===========       ===========

Mutual Funds:

      American Balanced Fund*                        1,937,060          26,695,256        30,528,059
      Investment Company of America Fund*            1,370,134          31,905,163        42,570,069
      New Perspective Fund*                            407,882           7,976,783         9,360,890
      Twentieth Century Ultra Fund*                    441,816          13,105,574        14,761,084
                                                     =========          ----------        ----------

      Total Mutual Funds                                               $79,682,776       $97,220,102
                                                                       ===========       ===========

* Investments represent 5% or more of the Plan's net assets.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


                                      1997
                                      ----

                                                     No. Shares,
                                                     Units or
                                                     Principal                                                 Fair
                                                     Amounts                       Cost                        Value
                                                     -------                       ----                        -----
Common Stock:

      Allergan, Inc.*                                  891,994                 $21,653,771                 $29,937,978
                                                       =======                 ===========                 ===========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.37% to 6.47% in 1997*                  20,260,073                 $20,260,073                 $20,260,073
                                                    ==========                 ===========                 ===========

Mutual Funds:

      American Balanced Fund*                        1,855,263                  24,769,327                  29,090,520
      Investment Company of America Fund*            1,265,358                  27,160,605                  35,746,371
      New Perspective Fund                             313,876                   5,718,001                   6,079,769
      Twentieth Century Ultra Fund*                    333,882                   9,542,592                   9,114,988
                                                    ==========                ------------                ------------

      Total Mutual Funds                                                       $67,190,525                 $80,031,648
                                                                               ===========                 ===========






* Investments represent 5% or more of the Plan's net assets.

                                 ALLERGAN, INC.
                           Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


(4)      Federal Income Taxes

         The Plan obtained its latest determination letter on February 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

         Employer contributions and dividends, interest, capital gains, or other distributions with respect to assets held by the trustee are not taxable to the employee until withdrawn from the Plan.

(5)      Outstanding Commitments to Participants

         At December 31, 1998 and 1997, the Plan had not been requested to pay withdrawals and distributions to terminated and withdrawing participants.

(6)      Subsequent Event

         Effective January 1, 1999, the Company amended and combined the Plan with the Puerto Rico Savings and Investment Plan.

                                                                      Schedule 1

                                 ALLERGAN, INC.
                           Savings and Investment Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998


                                                     No. Shares,
                                                     Units or
                                                     Principal                                                 Fair
                                                     Amounts                       Cost                        Value
                                                     -------                       ----                        -----
Common Stock:

*     Allergan, Inc.                                   847,610                 $23,167,929                 $54,882,764
                                                       =======                 ===========                 ===========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.16% to 6.42% in 1998                   24,271,867                 $24,271,867                 $24,271,867
                                                    ==========                 ===========                 ===========

Mutual Funds:

      American Balanced Fund                         1,937,060                  26,695,256                  30,528,059
      Investment Company of America Fund             1,370,134                  31,905,163                  42,570,069
      New Perspective Fund                             407,882                   7,976,783                   9,360,890
      Twentieth Century Ultra Fund                     441,816                  13,105,574                  14,761,084
                                                    ==========                  ----------                  ----------

      Total Mutual Funds                                                       $79,682,776                 $97,220,102
                                                                               ===========                 ===========

Participant Loans
interest rates varying from 8.75%
to 9.50% in 1998, latest
maturity 2,013                                       3,503,769                  $3,503,769                  $3,503,769
                                                     =========                  ==========                  ==========

Temporary Investments and Deposits:

*     Mellon Bank
      EB Temporary Investment Fund,
      annual effective rate 5.53%                      400,535                    $400,535                    $400,435
                                                       =======                    ========                    ========

*    Party in interest


                 See accompanying independent auditors' report.

                                                                      Schedule 2
                                 ALLERGAN, INC.
                           Savings and Investment Plan
                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1998

                                                                                 Current Value
                                                                         Cost     of Asset on
Identity of          Description                Purchase      Sales       of      Transaction    Net Gain
Party Involved       of Asset                    Price        Price      Asset       Date        or (Loss)
--------------       --------                    -----        -----      -----      --------     --------
Not Applicable      LaSalle National Trust
                    Income Plus Fund           $7,777,447          --  $7,777,447  $7,777,447    $      0

Not Applicable      LaSalle National Trust
                    Income Plus Fund                   --  $5,521,144   5,521,144   5,521,144           0

Mellon Bank N.A     EB Temporary
                    Investment Fund             9,008,465          --   9,008,465   9,008,465           0

Mellon Bank N.A     EB Temporary
                    Investment Fund                    --   8,806,750   8,806,750   8,806,750           0

Various             Twentieth Century
                    Ultra Fund                  5,775,763          --   5,775,763   5,775,763           0

Various             Twentieth Century
                    Ultra Fund                         --   2,402,571   2,204,557   2,402,571     198,014

Various             American Balanced Fund      5,285,853          --   5,285,853   5,285,853           0


                                                                     Schedule 2


                                 ALLERGAN, INC.
                           Savings and Investment Plan
           Line 27d - Schedule of Reportable Transactions (continued)
                          Year Ended December 31, 1998

                                                                                 Current Value
                                                                         Cost     of Asset on
Identity of          Description                Purchase      Sales       of      Transaction    Net Gain
Party Involved       of Asset                    Price        Price      Asset       Date        or (Loss)
--------------       --------                    -----        -----      -----      --------     --------
Various             American Balanced Fund          --    $4,276,991   3,592,123   4,276,991     684,868

Various             New Perspective Fund    $3,391,620            --   3,391,620   3,391,620           0

Various             New Perspective Fund            --     1,327,937   1,162,595   1,327,937     165,342

Various             Investment Company
                    of America Fund          8,878,151            --   8,878,151   8,878,151           0

Various             Investment Company
                    of America Fund                 --     5,902,318   4,305,722   5,902,318   1,596,596

Various             Allergan, Inc.
                    Common Stock             3,303,966            --   3,303,966   3,303,966           0

Various             Allergan, Inc.
                    Common Stock                    --     7,161,401   3,713,751   7,161,401   3,447,650





                 See accompanying independent auditors' report.

                                 ALLERGAN, INC.

                                   PUERTO RICO

                           SAVINGS AND INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                 ALLERGAN, INC.
                                   PUERTO RICO
                           SAVINGS AND INVESTMENT PLAN

            Index to Financial Statements and Supplementary Schedules





Financial Statements                                                                                        Page
Independent Auditors' Report.............................................................................    1

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1998......................................................................................    2

Statement of Net Assets Available for Plan Benefits, with Fund Information --
  December 31, 1997......................................................................................    4

Statement of Changes in Net Assets Available for Plan Benefits,
  with Fund Information -- Year ended December 31, 1998..................................................    6

Notes to Financial Statements............................................................................    8



Supplementary Schedules                                                                                   Schedule

Line 27a - Schedule of Assets Held for Investment Purposes --
  December 31, 1998......................................................................................    1

Line 27d - Schedule of Reportable Transactions --
  Year ended December 31, 1998...........................................................................    2

Other schedules are omitted because they are not required or are not applicable based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.


                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Corporate Benefits Committee
Allergan, Inc.:


We have audited the financial statements of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and for the year ended December 31, 1998, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allergan, Inc. Puerto Rico Savings and Investment Plan as listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                          KPMG LLP

Orange County, California
June 18, 1999

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1998

                                             Allergan,
                                               Inc.                  Interest    Growth     Global  Aggressive
                                              Common      Balanced    Income   and Income   Equity    Growth     Participant
                                            Stock Fund      Fund       Fund       Fund       Fund      Fund         Loans
                                            ----------      ----       ----       ----       ----      ----         -----
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $1,204,733                      $2,853,905        --          --          --       --          --          --

     American Balanced Fund,
       cost $710,957                                --   813,033          --          --       --          --          --

     Common/collective trusts,
       cost approximates market                     --        --     726,495          --       --          --          --

     Investment Company of
       America Fund, cost
       $1,134,609                                   --        --          --   1,513,873       --          --          --

     New Perspective Fund,
       cost $111,481                                --        --          --          --  130,825          --          --

     Twentieth Century Ultra Fund,
       cost $218,218                                --        --          --          --       --     245,784          --

     Participant loans                              --        --          --          --       --          --     565,981
                                            ---------- ---------  ----------  ----------  -------  ----------  ----------
Total Investments                            2,853,905   813,033     726,495   1,513,873  130,825     245,784     565,981

Interest bearing cash and cash
  equivalents                                   16,200        --          --          --       --          --          --

Receivables:
     Accrued interest and dividends                 60        --          --          --       --          --          --
     Sales pending settlement                      659        --          --          --       --          --          --
                                            ----------  --------  ----------  ----------  -------  ----------  ----------
         Total Receivables                         719        --          --          --       --          --          --
                                            ----------  --------  ----------  ----------  -------  ----------  ----------

         Total Assets                       $2,870,824   813,033     726,495   1,513,873  130,825     245,784     565,981
                                            ----------  --------  ----------  ----------  -------  ----------  ----------




                                                Other            Total
                                                -----            -----
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $1,204,733                            --          2,853,905

     American Balanced Fund,
       cost $710,957                              --            813,033

     Common/collective trusts,
       cost approximates market                   --            726,495

     Investment Company of
       America Fund, cost
       $1,134,609                                 --          1,513,873

     New Perspective Fund,
       cost $111,481                              --            130,825

     Twentieth Century Ultra Fund,
       cost $218,218                              --            245,784

     Participant loans                            --            565,981
                                          ----------         ----------
Total Investments                                 --          6,849,896

Interest bearing cash and cash
  equivalents                                  2,971             19,171

Receivables:
     Accrued interest and dividends               11                 71
     Sales pending settlement                     --                659
                                         -----------         ----------
         Total Receivables                        11                730
                                         -----------         ----------

         Total Assets                          2,982          6,869,797
                                         -----------         ----------





                 See accompanying notes to financial statements.

                                                                    (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1998
                                   (continued)

                                             Allergan,
                                               Inc.                           Interest        Growth         Global       Aggressive
                                              Common          Balanced         Income       and Income       Equity         Growth
                                            Stock Fund          Fund            Fund           Fund           Fund           Fund
                                            ----------        --------        --------      ----------           ----     ----------
Payables - Purchases pending settlement         (4,499)             --              --              --             --            --
                                            ----------         -------         -------       ---------        -------       -------


Net assets available for Plan benefits      $2,866,325         813,033         726,495       1,513,873        130,825       245,784
                                            ==========         =======         =======       =========        =======       =======


                                                  Participant
                                                     Loans           Other         Total
                                                  -----------        -----       ---------
Payables - Purchases pending settlement                  --             --          (4,499)
                                                    -------          -----       ---------

Net assets available for Plan benefits              565,981          2,982       6,865,298
                                                    =======          =====       =========



See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1997

                                       Allergan,
                                          Inc.                   Interest     Growth       Global   Aggressive
                                        Common      Balanced      Income    and Income     Equity     Growth     Participant
                                      Stock Fund     Fund          Fund        Fund         Fund       Fund         Loans
                                      ----------     ----          ----        ----         ----       ----         -----
Investments, at fair value:
     Common stock of Allergan, Inc.,
       cost $998,399                  $1,380,362          --          --          --          --          --          --

     American Balanced Fund,
       cost $600,223                          --     704,936          --          --          --          --          --

     Common/collective trusts,
       cost approximates market               --          --     683,978          --          --          --          --

     Investment Company of
       America Fund, cost
       $906,417                               --          --          --   1,192,945          --          --          --

     New Perspective Fund,
       cost $64,584                           --          --          --          --      68,670          --          --

     Twentieth Century Ultra Fund,
       cost $112,124                          --          --          --          --          --     107,100          --

     Participant loans                        --          --          --          --          --          --     429,509
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total Investments                      1,380,362     704,936     683,978   1,192,945      68,670     107,100     429,509

Interest bearing cash and cash
  equivalents                             13,969          --          --          --          --          --          --

Receivables:
     Accrued interest and dividends           70          --          --          --          --          --          --
     Sales pending settlement                 --          --          --          --         111          --          --
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------
         Total Receivables                    70          --          --          --         111          --          --
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------

         Total Assets                 $1,394,401     704,936     683,978   1,192,945      68,781     107,100     429,509
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------



                                                 Other            Total
                                                 -----            -----
Investments, at fair value:
     Common stock of Allergan, Inc.
       cost $998,399                                --         1,380,362

     American Balanced Fund,
       cost $600,223                                --           704,936

     Common/collective trusts,
       cost approximates market                     --           683,978

     Investment Company of
       America Fund, cost
       $906,417                                     --         1,192,945

     New Perspective Fund,
       cost $64,584                                 --            68,670

     Twentieth Century Ultra Fund,
       cost $112,124                                --           107,100

     Participant loans                              --           429,509
                                            ----------        ----------
Total Investments                                   --         4,567,500

Interest bearing cash and cash
  equivalents                                    5,108            19,077

Receivables:
     Accrued interest and dividends                 45               115
     Sales pending settlement                       --               111
                                            ----------        ----------
         Total Receivables                          45               226
                                            ----------        ----------

         Total Assets                            5,153         4,586,803
                                            ----------        ----------





                 See accompanying notes to financial statements.
                                                                   (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 1997
                                   (continued)

                                        Allergan,
                                           Inc.                     Interest      Growth         Global    Aggressive
                                          Common        Balanced     Income     and Income       Equity      Growth     Participant
                                        Stock Fund        Fund        Fund         Fund           Fund        Fund         Loans
                                        ----------        ----        ----         ----           ----        ----         -----
Payables:
     Purchases pending settlement                --            --           --           --           --         (111)           --

     Short-term fund investment fees             (1)           --           --           --           --           --            --
                                        -----------   -----------  -----------  -----------  -----------  -----------   -----------

     Total Payables                              (1)           --           --           --           --         (111)           --
                                        -----------   -----------  -----------  -----------  -----------  -----------   -----------

Net assets available for Plan benefits  $ 1,394,400       704,936      683,978    1,192,945       68,781      106,989       429,509
                                        ===========   ===========  ===========  ===========  ===========  ===========   ===========



                                                   Other            Total
                                                   -----            -----
Payables:

     Purchases pending settlement                      --          (111)

     Short-term fund investment fees                   (1)           (2)
                                              -----------   -----------
     Total Payables                                    (1)         (113)
                                              -----------   -----------
Net assets available for Plan benefits              5,152     4,586,690
                                              ===========   ===========







                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
        Statement of Changes in Net Assets Available for Plan Benefits,
                             with Fund Information
                      For the Year Ended December 31, 1998


                                          Allergan,
                                            Inc.                   Interest     Growth       Global    Aggressive
                                           Common       Balanced    Income    and Income     Equity      Growth    Participant
                                         Stock Fund      Fund        Fund        Fund         Fund        Fund        Loans
                                         ----------     --------   --------   ----------    -------    ----------  -----------
Additions to Plan assets attributed to:

Net appreciation in fair value
  of investments                         $1,284,531      53,113      41,285     254,037      21,235      49,444          --

Interest                                        527          --          --          --          --          --      48,984

Dividends                                    34,385      25,814          --      22,145       1,149          --          --
                                          ---------    --------     -------     -------      ------     -------      ------

Total investment income                   1,319,443      78,927      41,285     276,182      22,384      49,444      48,984

Contributions:
     Employer - Company match               263,076          --          --          --          --          --          --

     Employees:
       Before tax                            71,765     130,686      98,285     190,711      33,391      48,055          --
       After tax                              4,646      18,433      14,169      27,557       5,403       6,786          --
                                          ---------    --------     -------     -------      ------     -------      ------
Total contributions                         339,487     149,119     112,454     218,268      38,794      54,841          --
                                          ---------    --------     -------     -------      ------     -------      ------

Total additions                          $1,658,930     228,046     153,739     494,450      61,178     104,285      48,984
                                          ---------    --------     -------     -------      ------     -------      ------


                                                Other          Total
                                                -----          -----
Additions to Plan assets attributed to:

Net appreciation in fair value
  of investments                                    --       1,703,645

Interest                                           578          50,089

Dividends                                           --          83,493
                                               -------      ----------

Total investment income                            578       1,837,227

Contributions:
     Employer - Company match                       --         263,076

     Employees:
       Before tax                                   --         572,893
       After tax                                    --          76,994
                                               -------      ----------
Total contributions                                 --         912,963
                                               -------      ----------

Total additions                                    578       2,750,190
                                               -------      ----------






                 See accompanying notes to financial statements.
                                                                    (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
         Statement of Changes in Net Assets Available for Plan Benefits,
                              with Fund Information
                      For the Year Ended December 31, 1998
                                   (continued)


                                             Allergan,
                                               Inc.                      Interest        Growth         Global    Aggressive
                                              Common        Balanced      Income       and Income       Equity      Growth
                                            Stock Fund        Fund         Fund           Fund           Fund        Fund
                                            ----------        ----         ----           ----           ----        ----

Deductions from Plan assets attributed to:

Withdrawals and distributions                  (227,880)      (50,126)      (76,567)      (92,138)       (7,322)      (14,486)
Administrative expenses                             (12)           --        (1,357)           --            --            --
                                            -----------   -----------   -----------   -----------   -----------   -----------

Total deductions                               (227,892)      (50,126)      (77,924)      (92,138)       (7,322)      (14,486)
                                            -----------   -----------   -----------   -----------   -----------   -----------

Increase (decrease) in net assets
  available for Plan benefits                 1,431,038       177,920        75,815       402,312        53,856        89,799

Net assets available for Plan
  benefits, beginning of year                 1,394,400       704,936       683,978     1,192,945        68,781       106,989

Net interfund transfers                          40,887       (69,823)      (33,298)      (81,384)        8,188        48,996
                                                          -----------   -----------   -----------   -----------   -----------
Net assets available for Plan
  benefits, end of year                     $ 2,866,325       813,033       726,495     1,513,873       130,825       245,784
                                            ===========   ===========   ===========   ===========   ===========   ===========


                                               Participant
                                                  Loans        Other        Total
                                                  -----        -----        -----

Deductions from Plan assets attributed to

Withdrawals and distributions                           --           --      (468,519)
Administrative expenses                                 --       (1,694)       (3,063)
                                               -----------  -----------   -----------

Total deductions                                        --       (1,694)     (471,582)
                                               -----------  -----------   -----------

Increase (decrease) in net assets
  available for Plan benefits                       48,984       (1,116)    2,278,608

Net assets available for Plan
  benefits, beginning of year                      429,509        5,152     4,586,690

Net interfund transfers                             87,488       (1,054)           --
                                               -----------  -----------   -----------
Net assets available for Plan
  benefits, end of year                            565,981        2,982     6,865,298
                                               ===========  ===========   ===========




                 See accompanying notes to financial statements.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997


(1)      Description of the Plan

         The following description of the Allergan, Inc. Puerto Rico Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan sponsored by Allergan, Inc. (the "Company"). The Plan was established on July 27, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is qualified under Section 1165(a) and
         (e) of the Puerto Rico Income Tax Act of 1954 and Section 401(a) and
         (b) of the Internal Revenue Code of 1986.

         Under terms of the Plan, eligible employees may voluntarily elect to contribute:

         (1) "After-tax" dollars up to 15% of their defined compensation under provision 401(a) of the Internal Revenue Code or,

         (2) "Before-tax" dollars up to the lesser of 10% of their defined compensation or $8,500 for the year ended December 31, 1998, under provision 1165(e) of the Puerto Rico Income Tax Act or,

         (3) Any combination of the above two elections; however, the total contribution cannot exceed the lesser of 15% of their defined compensation or $30,000.

         Contributions

         The Company contributes an amount equal to 75% of each employee's contribution on the first 2% of defined compensation, 50% of each employee's contribution on the next 2% of defined compensation and 25% of each employee's contribution on the next 2% of defined compensation.

         Certain limitations imposed by the Internal Revenue Code and the Puerto Rico Income Tax Act of 1954 may have the effect of reducing the level of contributions initially selected by participants who come within the classification of "highly compensated employees" as defined in the Code.

         Participant contributions are invested in the Allergan, Inc. Common Stock Fund, the Balanced Fund, the Interest Income Fund, the Growth and Income Fund, the Global Equity Fund or the Aggressive Growth Fund, or any combination of the six funds at the employee's discretion. Company contributions consist of Allergan, Inc. Common Stock and are invested in the Allergan, Inc. Common Stock Fund except, after participants reach age 55, they may elect to have Company contributions, both past and current, invested in any of the funds.

         Investment Options

         Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances
         among the different investment funds.                       (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997

         A description of each investment fund follows:

         Allergan, Inc. Common Stock Fund - The Allergan, Inc. Common Stock Fund is invested in Allergan, Inc. common stock.

         Balanced Fund - The Balanced Fund is invested primarily in U.S. stocks, bonds and U.S. government securities. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Fund is managed by American Funds under the name "American Balanced Fund."

         Interest Income Fund - The Interest Income Fund is invested in a portfolio of short term money market funds. The Fund is managed by LaSalle National Trust under the name "LaSalle Income Plus Fund."

         Growth and Income Fund - The Growth and Income Fund is invested in a portfolio of U.S. common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "Investment Company of America Fund."

         Global Equity Fund - The Global Equity Fund is invested in a portfolio of U.S. and foreign company common stocks to meet the objective of long-term growth of capital and income. The Fund is managed by American Funds under the name "New Perspective Fund."

         Aggressive Growth Fund - The Aggressive Growth Fund is invested primarily in U.S. common stocks of small and intermediate companies. The Fund is managed by American Century Investments under the name "Twentieth Century Ultra Fund."

         The number of employees participating in these funds at December 31, 1998 and 1997 was as follows:

                                                                           1998              1997
                                                                        (unaudited)       (unaudited)
                  Allergan, Inc. Common Stock Fund                           420              371
                  Balanced Fund                                              284              239
                  Interest Income Fund                                       193              197
                  Growth and Income Fund                                     330              272
                  Global Equity Fund                                         118               77
                  Aggressive Growth Fund                                     128               94

         Participant Accounts

         Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, employer contributions and an allocation of fund earnings. The earnings of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc. which is allocated based upon the number of shares held in the individual accounts of participants.
                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997

         Participant Loans Receivable

         Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus one percent as determined on the date of loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

         Vesting and Forfeitures

         Employee contributions are fully vested at all times. Participants forfeit their share of employer contributions if they withdraw their employee contributions after having completed less than three years of service with the Company. Forfeitures are used by the Company to offset future contribution requirements. In 1998, forfeitures totaled $5,417.

         Withdrawals

         Participants may withdraw employee "after-tax" contributions during employment. However, except for financial hardship or emergency (as defined in the Plan), even participants who are fully vested are not eligible to withdraw any portion of employer contributions credited to them within the prior two-year period, although such contributions may be withdrawn at a later date. Withdrawals of employee "after-tax" contributions and employer contributions during employment may cause the employee to become ineligible to receive Company matching contributions in the Plan for a period of six months following the withdrawal.

         Prior to age 59 1/2, employee "before tax" contributions may be withdrawn in the event of financial hardship, and after the withdrawal of the value of employee "after tax" contributions and employer contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of twelve months following the withdrawal.

         Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 62, permanent and total disability, or death. After death, payment is in the form of a lump sum; otherwise, under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc.) or may elect annuity payments. If an extended payment option is selected, participants may postpone their withdrawal until as late as attaining age 70 1/2 and, in the interim, all fund values are transferred to the Interest Income Fund at the time of termination.

         Continuation of the Plan

         The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and nonforfeitable without regard to the years of service of such participants.
                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(2)      Summary of Significant Accounting Policies

         Basis of Presentation

         The accompanying financial statements have been prepared on the accrual basis of accounting. The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements requires the use of Plan Administrator estimates.

         The Plan allows the Trustee (Mellon Bank) to combine Plan assets with the assets of the Allergan, Inc. Savings and Investment Plan. The accompanying financial statements and supplemental schedules represent an allocation of the amounts reported by the Trustee related to the Plan.

         Investments

         Investments are stated at fair value. The fair value of Allergan, Inc. common stock is based upon quotations obtained from the New York Stock Exchange. The fair values of the American Balanced Fund, Investment Company of America Fund, Twentieth Century Ultra Fund, Interest Income Fund and the New Perspective Fund are based upon the net asset value reported by the funds. Participant loans are valued at cost, which approximates fair value.

         Purchases and sales of investments are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

         The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Interest Bearing Cash and Cash Equivalents

         Interest bearing cash and cash equivalents represent amounts invested in Mellon Bank's EB Temporary Investment Fund which consists of highly liquid short-term investments.

         Administrative Expenses

         Certain administrative expenses of the Plan are paid by the Company.

                                                                     (continued)

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(3)      Investments

         The following tables present the fair values of investments.

                                      1998
                                      ----

                                                     No. Shares                                                Fair
                                                    or Par Value                   Cost                        Value
                                                    ------------                   ----                        -----
Common Stock:
      Allergan, Inc.*                                   44,076                  $1,204,733                  $2,853,905
                                                        ======                  ==========                  ==========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.16% to 6.42% in 1998*                     726,495                    $726,495                    $726,495
                                                       =======                    ========                    ========

Mutual Funds:

      American Balanced Fund*                           51,588                     710,957                     813,033
      Investment Company of America Fund*               48,725                   1,134,609                   1,513,873
      New Perspective Fund                               5,700                     111,481                     130,825
      Twentieth Century Ultra Fund*                      7,357                     218,218                     245,784
                                                       =======                   ---------                   ---------

      Total Mutual Funds                                                        $2,175,265                  $2,703,515
                                                                                ==========                  ==========

*     Investments represent 5% or more of the Plan's net assets.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997

                                      1997
                                      ----

                                                    No. Shares                    Fair
                                                    or Par Value                   Cost                        Value
                                                    ------------                   ----                        -----
Common Stock:
      Allergan, Inc.*                                   41,127                    $998,399                  $1,380,362
                                                        ======                    ========                  ==========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.37% to 6.47% in 1997*                     683,978                    $683,978                    $683,978
                                                       =======                    ========                    ========

Mutual Funds:

      American Balanced Fund*                           44,958                     600,223                     704,936
      Investment Company of America Fund*               42,228                     906,417                   1,192,945
      New Perspective Fund                               3,545                      64,584                      68,670
      Twentieth Century Ultra Fund                       3,923                     112,124                     107,100
                                                       =======                 -----------                 -----------

      Total Mutual Funds                                                        $1,683,348                  $2,073,651
                                                                                ==========                  ==========


*     Investments represent 5% or more of the Plan's net assets.

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(4)      Tax Status of the Plan

         The Plan is intended to constitute a profit sharing plan qualified under Section 1165(e) of the Puerto Rico Income Tax Act of 1954 and
         Section 401(a) of the Internal Revenue Code of 1986 and is exempt from taxation under Section 501(a).

         The Plan obtained its latest determination letter on March 7, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

(5)      Outstanding Commitments to Participants

         At December 31, 1998 and 1997, the Plan had not been requested to pay withdrawals and distributions to terminated and withdrawing participants.

(6)      Subsequent Event

         Effective January 1, 1999, the Company amended and combined the Plan with the U.S. Savings and Investment Plan.

                                                                     Schedule 1
                                                                     ----------


                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1998


                                                     No. Shares                                                Fair
                                                    or Par Value                   Cost                        Value
                                                    ------------                   ----                        -----
Common Stock:
*     Allergan, Inc.                                    44,076                  $1,204,733                  $2,853,905
                                                        ======                  ==========                  ==========

Common/Collective Trusts:

      LaSalle National Trust
      annual effective returns varying
      from 6.16% to 6.42% in 1998                      726,495                    $726,495                    $726,495
                                                       =======                    ========                    ========

Mutual Funds:

      American Balanced Fund                            51,588                     710,957                     813,033
      Investment Company of America Fund                48,725                   1,134,609                   1,513,873
      New Perspective Fund                               5,700                     111,481                     130,825
      Twentieth Century Ultra Fund                       7,357                     218,218                     245,784
                                                       =======                   ---------                   ---------

      Total Mutual Funds                                                        $2,175,265                  $2,703,515
                                                                                ==========                  ==========

Participant Loans
interest rates varying from 8.75%
to 9.50% in 1998, latest maturity 2013                 565,981                    $565,981                    $565,981
                                                       =======                    ========                    ========

Temporary Investments and Deposits:

*     Mellon Bank
      EB Temporary Investment Fund,
      annual effective rate 5.53%                       19,171                     $19,171                     $19,171
                                                        ======                     =======                     =======

*    Party in interest

                 See accompanying independent auditors' report.

                                                                      Schedule 2

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1998

                                                                                              Current Value
                                                                                     Cost      of Asset on
Identity of                   Description               Purchase      Sales           of        Transaction     Net Gain
Party Involved                of Asset                  Price         Price          Asset          Date        or (Loss)
--------------                --------                  -----         -----          -----        --------      ---------
Mellon Bank N.A.              EB Temporary
                              Investment Fund           $240,472          --       $240,472       $240,472          $0

Mellon Bank N.A.              EB Temporary
                              Investment Fund                 --    $431,423        431,423        431,423           0

Not Applicable                LaSalle National Trust
                              Income Plus Fund           592,599          --        592,599        592,599           0

Not Applicable                LaSalle National Trust
                              Income Plus Fund                --     170,757        170,757        170,757           0

Various                       Twentieth Century
                              Ultra Fund                 128,718          --        128,718        128,718           0

Various                       Twentieth Century
                              Ultra Fund                      --      33,619         30,849         33,619       2,770

Various                       American Balanced Fund     433,529          --        433,529        433,529           0

Various                       American Balanced Fund          --     107,868         90,595        107,868      17,273


                                                                     Schedule 2

                                 ALLERGAN, INC.
                     Puerto Rico Savings and Investment Plan
           Line 27d - Schedule of Reportable Transactions (continued)
                          Year Ended December 31, 1998

                                                                                                Current Value
                                                                                          Cost   of Asset on
Identity of                  Description                      Purchase       Sales         of    Transaction  Net Gain
Party Involved               of Asset                          Price         Price       Asset      Date      or (Loss)
--------------               --------                          -----         -----       -----    --------    --------
Various                      New Perspective Fund            $ 90,536            --     $ 90,536  $ 90,536         0

Various                      New Perspective Fund                  --      $ 15,857       13,882    15,857     1,975

Various                      Investment Company
                             of America Fund                  548,639            --      548,639   548,639         0

Various                      Investment Company
                             of America Fund                       --       203,318      148,320   203,318    54,998

Various                      Allergan, Inc. Common Stock      258,646            --      258,646   258,646         0

Various                      Allergan, Inc. Common Stock           --       350,821      181,928   350,821   168,893




                 See accompanying independent auditors' report.

                                 EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------
23                  INDEPENDENT AUDITORS' CONSENT